Exhibit 99.1

Pembina Pipeline Corporation Announces Renewal of Share Repurchase Program

CALGARY, Alberta--(BUSINESS WIRE)--March 7, 2023--Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that the Toronto Stock Exchange (the "TSX") has approved the renewal of Pembina's normal course issuer bid (the "NCIB") to purchase up to five percent of its issued and outstanding common shares.

Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems, commencing on March 10, 2023 and expiring on the earlier of March 9, 2024 and the date on which Pembina has acquired the maximum number of common shares allowable under the NCIB or the date on which Pembina otherwise decides not to make any further repurchases under the NCIB. As of February 28, 2023, Pembina had 550,336,701 common shares issued and outstanding and is, therefore, permitted to repurchase up to 27,516,835 common shares, being five percent of its issued and outstanding common shares, pursuant to the NCIB. Common shares purchased under the NCIB will be cancelled.

Pembina believes that, from time to time, the market price of its common shares trade at prices that may not adequately reflect their underlying value and the repurchase of common shares for cancellation may represent an attractive use of the Company’s financial resources. The actual number of common shares that may be purchased, if any, the timing of any such purchases, and the price at which the common shares are acquired will be determined based on a number of factors, including Pembina’s financial performance and flexibility in the context of its financial guardrails, the availability of discretionary cash flow in excess of dividend and capital funding requirements, and the risk-adjusted returns of repurchasing common shares compared to other uses of cash, including accretive capital investment opportunities and debt reduction.

The NCIB will be effected in accordance with the TSX's normal course issuer bid rules and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, which contain restrictions on the manner and timing of repurchases, as well as the number of common shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of Pembina's common shares on the applicable exchange. Subject to exceptions for block purchases, Pembina will limit daily purchases of common shares on the TSX in connection with the NCIB to no more than 25 percent (447,242 common shares) of the six-month average daily trading volume of the common shares on the TSX (1,788,969 common shares) during any trading day. Purchases under the NCIB will be made through open market purchases at the prevailing market price.

Pembina has entered into an automatic purchase plan with a broker which will enable Pembina to provide standard instructions and purchase common shares on the open market during self-imposed blackout periods. Outside of these blackout periods, common shares may be purchased in accordance with management's discretion.

Pembina's prior NCIB for the purchase of up to 27,518,100 common shares will expire on March 9, 2023. As of February 28, 2023, Pembina repurchased an aggregate of 7,154,228 common shares at a weighted-average price of $46.55 per common share, excluding brokerage fees, under its prior NCIB. Purchases were made on the open market.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.

Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements pertaining to, without limitation, Pembina's intention to commence the NCIB and the timing, methods and quantity of any purchases of common shares under the NCIB.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: prevailing commodity prices, margins and exchange rates, that Pembina's businesses will continue to achieve sustainable financial results and that future results of operations will be consistent with past performance and management expectations in relation thereto, the availability and sources of capital, operating costs, ongoing utilization and future expansions, the ability to reach required commercial agreements, and the ability to obtain required regulatory approvals.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and decisions, and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships and agreements and the outcome of stakeholder engagement; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by joint venture partners or other partners which hold interests in certain of Pembina's assets; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels; risks related to the potential impacts of the COVID-19 pandemic; constraints on the, or the unavailability of, adequate infrastructure; the political environment in North America and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 23, 2023 for the year ended December 31, 2022, and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted, or projected. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Contacts

Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com